
December 4, 2023

William E. Grace
Executive Vice President and Chief Financial Officer
United Rentals, Inc.
100 First Stamford Place, Suite 700
Stamford, CT 06902

      Re: United Rentals, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2022
            Form 8-K Furnished January 25, 2023
            File No. 001-14387

Dear William E. Grace:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 8-K Furnished January 25, 2023

Exhibit 99.1
Summary of Fourth Quarter 2022 Financial Results
Used Equipment Sales

1.   You disclose what appears to be a non-GAAP financial measure, used equipment adjusted gross margin. Please revise to reconcile this measure to the most directly comparable GAAP measure, either in a table or by quantifying the adjustment in the related footnote. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services